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Exhibit 99.2   Transmittal Letter



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                  [LETTERHEAD OF BLAKE, CASSELS & GRAYDON LLP]






February 4, 2002



VIA SEDAR



Ontario Securities Commission
8th Floor
20 Queen Street West
Toronto, ON  M5H 3S8

Attention:  Continuous Disclosure

Dear Sirs:

                  Re:    Belzberg Technologies Inc.
                         Filing of AIF Pursuant to MI 45-102
                         Project #00418665
                  ------------------------------------------

                  We act as general counsel for Belzberg Technologies Inc. (the "Company") a company whose shares are traded on The Toronto Stock Exchange.

                  We wish to advise you that on February 2, 2002, the Company has filed an Annual Information Form pursuant to Multilateral Instrument 45-102
- Resale of Securities under project number 00418665.

                  If you have any questions, please call the writer.

                                             Yours very truly,

                                                (Signed)  R. A. Bondy
                                             --------------------------

                                             R. A. Bondy
RAB:ta
*encl.